Exhibit 99.2

IDEX INTERIM REPORT FOR FIRST HALF 2021

REVIEW	FIRST HALF 2021

CEO’S COMMENTS

August 11, 2021

Our financial results for the second quarter were in line with our first quarter results, largely reflecting sustained shipments to our existing access control customer, complemented by initial shipments of fingerprint authentication solutions for payment cards in Europe and Asia. I am pleased to report our order backlog continued its promising expansion, and I am confident the long-awaited uptake in fingerprint-based card authentication is approaching. In addition, recently announced commercial achievements and the strengthening of the company’s leadership team are both important factors contributing to my confidence.

On July 15, Infineon Technologies and IDEX Biometrics jointly announced a new reference design for the highest performance smart card with fingerprint authentication. This reference design is based on Infineon’s newest secure element (SE), the SLC38BML800 security controller, which has been enhanced to enable the highest degree of integration with our TrustedBioTM solution, thereby enabling a significant improvement in system performance over the prior generation SE. The combined solution enables fingerprint authenticated EMV payment card transactions that are three times faster than currently available solutions. Additional improvements allow for easier integration of the smart card solution into existing, high-volume manufacturing processes, thereby reducing manufacturing complexity and costs. Hardware samples are available today, and the full reference design, inclusive of our proprietary card operating system, are scheduled to be available during the fourth quarter. We have shipped development systems (hardware and software) to one of the world’s largest card manufacturers, the first customer for the new reference design..

We are excited and pleased by our collaboration with Infineon, as we believe our reference design establishes the new industry performance standard for biometrically-enabled smart cards. We also are working with other vendors in the worldwide payment card supply chain, notably producers of inlays and antennas, to enable a truly turnkey biometric smartcard solution for card manufacturers.

As previously announced, IDEMIA placed its first substantial production order with us during the second quarter, in association with the commercial launch of its second-generation F.CODE biometric payment card, based on a proprietary SE developed by IDEMIA. Fingerprint authentication for the F.CODE card is enabled by TrustedBio, with user enrolment enabled by our sleeve-based solution. IDEMIA has been experiencing accelerating demand for F.CODE deployment, as reflected by its increasing order backlog with us.

REVIEW	FIRST HALF 2021

Our customer, Zwipe, has worldwide marketing rights for the IDEMIA SE used in the F.CODE design, and sells its own card solution under the brand name Pay ONE, also incorporating our TrustedBio solution. Zwipe has been making excellent progress penetrating its targeted market segments as a provider of turnkey biometric smart card programs, further driving demand for TrustedBio.

Another source of enthusiasm on the commercial front has been the accelerating momentum IDEX Biometrics is experiencing in the rapidly developing digital currency space. In China, considerable activity is associated with the development of a Digital Currency Electronic Payment (DCEP) infrastructure under the auspices of the People’s Bank of China. During the second quarter, IDEX Biometrics announced its latest DCEP design win, with China Construction Bank, the second largest bank in the world. This follows an earlier win with Postal Savings Bank of China, the fourth largest bank in China and the country’s primary retail bank. We also have announced DCEP engagements with Goldpac and Chutian Dragon and expect to announce additional engagements and design wins over the coming quarters. This concept is evolving quickly, most notably in China, and we have established a very strong position in this emerging market space.

The concept of a biometrically-secured smart card serving as a physical wallet for the stored value of digital currency is experiencing wide acceptance in the broader commercial market. Applications range from logical and physical access solutions to devices for securely storing crypto-currency balances. IDEX Biometrics is actively pursuing opportunities with smart card manufacturers in these areas. These digital wallet opportunities, including DCEP, expand our total addressable market many times over.

In order to effectively address the broad range of promising opportunities before us, IDEX Biometrics strengthened its leadership team during the second quarter by appointing Catharina Eklof as our Chief Commercial Officer. Catharina brings over 20 years of global executive management experience across the financial services, retail, travel, and security industries. She has successfully led the strategy development and go-to-market execution for multiple technology-focused Fortune 500 firms, most notably Mastercard. Catharina will lead our business development, marketing, and sales functions globally.

As discussed last quarter, we are executing on a focused strategy to reposition IDEX Biometrics as the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications. We see our value proposition as providing advanced, high performance solutions that enable our customers to design products that are as differentiated as our own. We have developed new, highly differentiated solutions to meet the demanding technical challenges of card-based, applications without batteries, and are aggressively pursuing a revised go-to-market approach to serve a still-evolving market space. We are achieving this progress despite the challenges of a global pandemic and a constrained semiconductor supply chain.

While our revenue remains modest, our order backlog is expanding, and, as highlighted by our recent announcements, our level of engagement continues to expand with partners and customers. We are displacing our competitors in important applications and are securing an increasing share of design wins and program trials. Our management team is executing on this aggressive strategy, and I am pleased to report to stakeholders this encouraging progress.

Vince Graziani, CEO, IDEX Biometrics ASA

REVIEW	FIRST HALF 2021

FIRST HALF REVIEW

First Half Financial Results

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For the second quarter ended June 30, 2021, IDEX Biometrics ASA (the Company) recorded revenue of $697 thousand, compared to $149 thousand for the second quarter of 2020, representing an increase of 368%. On a year to date basis, revenue for the six months ended June 30, 2021 totaled $1.3 million, compared to $249 thousand for the six months ended June 30, 2020, an increase of 430%.

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First half and second quarter revenue growth was the result of the production-level shipments to an important early-adopter implementing a global network access control solution based on our second-generation solution. Shipments to this customer began in the second half of 2020.

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Sequentially, second quarter revenue increased approximately 12% from the first quarter of 2021, reflecting the same customer shipment trends, including a sequential increase in pre-production level shipments of our current generation solutions for payment cards.

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During the second quarter of 2021, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. The delays did not reduce second quarter revenue, but continued supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as we forecast.

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Total operating expenses for the second quarter of 2021 were $8.1 million, compared to $6.3 million for the second quarter of 2020, representing an increase of 29%. Operating expenses were flat sequentially. On a year to date basis, total operating expenses for the six months ended June 30, 2021 totaled $16.2 million, compared to $12.6 million for the six months ended June 30, 2020, an increase of 28%.

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Purchases, net of inventory change, increased by $272 thousand for the second quarter of 2021, compared to the second quarter of 2020, an increase of 850%, reflecting higher consumption of purchased raw materials and finished goods associated with increased product sales. Sequentially, Purchases, net of inventory change, increased $84 thousand, representing an increase of 38%, reflecting a shift in the mix of products shipped during the second quarter from that of the first quarter. On a year to date basis, Purchases, net of inventory change, for the six months ended June 30, 2021 totaled $524 thousand, compared to $51 thousand for the six months ended June 30, 2020, an increase of 927%, also reflecting higher consumption of purchased raw materials and finished goods associated with increased product sales, as well as a shift in the nature of revenue recorded to product sales from the provision of services.

REVIEW	FIRST HALF 2021

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The gross profit margin was approximately 56% for the second quarter of 2021.[1] For the second quarter of 2020, a similarly calculated gross profit margin was approximately 79%, reflecting the high percentage of higher-margin service-related revenue recognized during that period. For the first quarter of 2021, a similarly calculated gross margin was approximately 65%. The sequential decline in product-level profitability also reflected the shift in mix of products shipped during the second quarter. The influence of the supply chain constraints addressed above on gross profit margin was immaterial. On a year to date basis, a similarly calculated gross profit margin for the six months ended June 30, 2021 was approximately 60%, compared to approximately 80% for the six months ended June 30, 2020, reflecting the shift to product revenue for the first six months of 2021 from the service revenue recorded for the first quarter of 2020.

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Operating expenses, excluding Purchases, net of inventory change, were $7.8 million for the second quarter of 2021, compared to $6.2 million for the second quarter of 2020, representing an increase of approximately 25%, primarily reflecting higher headcount and the reinstatement, from the third quarter of 2020, of salary levels that had been reduced during the second quarter of 2020 as a cash conservation measure. Sequentially, Operating expenses, excluding Purchases, net of inventory change, were essentially unchanged, declining by 1%. On a year to date basis, Operating expenses, excluding Purchases, net of inventory change, for the six months ended June 30, 2021 totaled $15.7 million, compared to $12.6 million for the six months ended June 30, 2020, an increase of 25%, reflecting the absence during the current period of $1.4 million of government grants offsetting research costs and an increase in payroll expenses of $1.6 million, or 19%, reflecting higher headcount and share-based compensation costs.

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Net loss for the second quarter of 2021 totaled ($7.2 million), versus ($6.4 million) for the second quarter of 2020 and ($7.5 million) for the first quarter of 2021. On a year to date basis, Net loss for the six months ended June 30, 2021 was ($14.8 million), compared to ($12.7 million) for the six months ended June 30, 2020.

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The Company incurred an operating cash deficit of ($6.7 million) for the second quarter of 2021, versus ($5.7 million) for the second quarter of 2020 and ($6.9 million) for the first quarter of 2021. On a year to date basis, the operating cash deficit for the six months ended June 30, 2021 was ($13.6 million), compared to ($10.9 million) for the six months ended June 30, 2020.

[1]

The gross profit and gross profit margin figures discussed herein are characterized as non-GAAP measures. The Company is a fabless developer of semiconductor-based products, meaning it does not manufacture the products it designs and sells. If the Company were to present expenses in its Consolidated Statements of Profit and Loss on a basis reflecting their function, in contrast to the presentation of expenses by their nature as presented herein, it would present a cost of goods sold figure that would include expenses associated with manufacturing overhead. At the present time, such expenses are limited to the compensation and related costs associated with two employees responsible for supply chain management, and such expenses are presented as Operating expenses in the Consolidated Statements of Profit and Loss herein. The Company does not believe such expenses have been material to the calculation of gross profit, which is defined as Revenue less Purchases, net of inventory change, with gross profit margin defined as the quotient of gross profit divided by Revenue. In the future, the Company will assess the appropriate presentation of the Consolidated Statements of Profit and Loss based on circumstances and, as such, the calculation of gross profit margins.

REVIEW	FIRST HALF 2021

•	The Company’s cash balance totaled $19.3 million as of June 30, 2021, versus $25.9 million as of March 31, 2021.

Commercial and Market Updates

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During the second quarter of 2021, the Company received its first significant production order for its TrustedBio solution from IDEMIA, supporting the launch of their second-generation F.CODE card earlier in the quarter. Both IDEMIA and Zwipe are marketing card platforms utilizing the SE developed by IDEMIA, and both platforms incorporate our TrustedBio sensor to achieve both superior authentication performance and cost effectiveness. The Company anticipates increased orders for TrustedBio over the next few quarters, as these customers are experiencing increasing demand.

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Several important initiatives toward large-scale smart card deployment with customers and issuers progressed during the second quarter. Our activities in Asia, notably China, are resulting in further expansion of our pipeline of opportunities for near-term revenue, with biometrically-enabled applications in payment cards, multi-use cards (e.g., payment cards also used for electronic ticketing), the rapidly evolving DCEP space, and access control. Our press releases address these opportunities and identify our partners and customers.

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Our strategy is based, in part, on collaborating with innovators throughout the smart card supply chain, and we expect to announce new and/or expanded collaborative relationships in the near term. Our partners recognize the market for biometrically-enabled smart cards has been inhibited by the uneconomic cost of mass deployments and acknowledge the clear path to cost reduction will be through reducing component count and card manufacturing complexity. Unlike competitive sensor offerings, our products integrate a large-area sensor and a small-footprint ASIC into one device. Our latest TrustedBio solution offers image capture, algorithmic processing, power harvesting and management, and encryption, thereby eliminating the need for one or more microprocessors to provide these functions. With our TrustedBio product line, customers may optimize the level of functionality provided by our single ASIC design, allowing us to leverage a single hardware platform across multiple TrustedBio products addressing customer requirements and card architectures. We anticipate introducing TrustedBio product line extensions in the near-term.

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As evidenced by the integration of TrustedBio into the SE developed by IDEMIA and the just-announced reference design involving Infineon’s latest SE, market-leading performance and compelling manufacturing advantages can be achieved through our collaboration with leading innovators. During July, we made the first shipment of hardware and software development systems associated with the just-announced reference design involving Infineon’s latest SE to a leading solution integrator, which we consider to be representative of the increased level of interest in TrustedBio among leading market participants.

REVIEW	FIRST HALF 2021

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We continue to enjoy sustained demand from our initial customer for a card-based access control solution for computer networks. This customer, which is deploying fingerprint authentication across its worldwide installed base, recognizes the vulnerabilities of password-based credentials and values the ease-of-use, cost effectiveness, and security of our solution. Network access is only one of several access control applications we believe benefit from a card-based fingerprint authentication solution. Fingerprint authentication is commonplace today in physical access control, but the weakness in the current approach, using fixed sensors to control, for example, door locks, is the problematic requirement that users’ fingerprints must be centrally stored and retrieved for matching every time someone seeks to open that door. Another weakness of the fixed sensor approach is the poor hygienics of such a solution. With IDEX’s card-based approach, the user’s fingerprint never leaves the card, which protects both the customer and the user from the risks of centralized storage, repeated transmittal, and exposure to pathogens that might have been left on the sensor by the last user. We believe our early-adopter customer has pioneered a concept that represents a significant adjacent market for IDEX, for which our TrustedBio solution is ideal. During the second quarter, we focused resources on this emerging opportunity and are pursuing both new customers and potential strategic partners with strengths in identity management and logical access control.

REVIEW	FIRST HALF 2021

OUR BUSINESS

IDEX Biometrics is a leading developer of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, integrated circuit designs, and software. The Company may also license its technologies to third parties. Manufacturing is outsourced to large and established semiconductor fabrication companies and established providers of manufacturing, assembly, and test services.

Products and Technology

In 2020, we launched our next-generation solution, the TrustedBio family of products. This third generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

The Company’s products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (i.e., application specific integrated circuits executing a range of functions), biometric software and matching algorithms, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact only payment cards, offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. The Company offers a complementary remote enrolment solution, overcoming a long-standing obstacle to adoption of fingerprint authentication in payment cards. Using our patented remote enrollment solutions, cardholders can easily store their fingerprints and activate their cards remotely (i.e., without the need to visit a bank branch), and at no point are communicating sensitive biometric information to third parties. We also are developing alternative approaches to enrolment, further reducing the costs of enrolment and the burdens placed upon cardholders.

Competitive Positioning

Our core competencies are in system design and are based on proven expertise in biometric applications, software development, circuit design, and manufacturing/packaging. We are adept at problem-solving and creative collaboration with customers and partners in the card industry supply chain.

Our mission is to provide differentiated solutions to customers, enabling those customers to meaningfully differentiate their own products. We have focused our competencies on the emerging market for biometrically-enabled authentication applications, primarily delivered in card form factors with no battery power. IDEX Biometrics is the only market participant that has developed a full fingerprint biometric solution, from concept to implementation, specifically targeting such cards. In doing so, we seek to avoid the commoditization pressures that have characterized the broader market for fingerprint sensors.

The Company’s solutions utilize a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC (described above), delivering demonstrably superior performance and compelling economics. No competitor offers such a solution.

REVIEW	FIRST HALF 2021

Direct competitors in fingerprint sensors utilize semiconductor-based image sensors, with no onboard processing. As the cost of semiconductors is a function of their size, efforts to reduce sensor costs has led to smaller, less effective sensors in competitive solutions. Such competitive solutions offer one-dimensional functionality, essentially capturing an image, rendering a bitmap, and transferring that bitmap to a third-party microprocessor for image processing and authentication functions. Biometrically-enabled cards using competitors’ sensors must be designed to address this limited functionality, and such designs typically require multiple components (e.g., separate microprocessors for biometric functions and power harvesting/power management), while burdening the SE with processing tasks that require additional, customized software development. Such cards can be notably slower in transaction time, in part because of the power management challenges of the complex design.

Additional components and system customization contribute to higher costs, manufacturing complexities, and development delays, the elimination of which is the foundation of the TrustedBio value proposition.

Impact of COVID-19

Since March 2020, all travel and face-to-face meetings ceased, and most staff were asked to work from home. Staff that needed to work at a Company facility did so in line with local government guidelines.

There have not been any significant delays in development projects. However, the pandemic did cause certain, short-term customer delays in 2020, including the temporary postponement of contract-related activities (e.g., the start-dates of certain biometric card pilots were delayed).

During the second quarter of 2021, many restrictions on interpersonal contact, workplace access, and travel were curtailed or terminated. However, as of this writing, the emergence of the “Delta” variant of the COVID-19 virus has caused authorities worldwide to reconsider steps to limit the spread of this more contagious strain of the virus. Should governments in the countries in which we operate reimpose restrictions on interpersonal contact, workplace access, and travel, the Company may experience reduced productivity, and customers and potential customers may delay orders.

Our Opportunity

We are confident the development of the market for biometric payment cards is accelerating. The Company’s strategy since 2018 has been to address the primary supply-side cause of delayed market development: the cost of an effective solution. With TrustedBio, we believe IDEX offers a biometric authentication solution with the highest level of performance at a compelling price point, positioning the Company to achieve its goal of becoming the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications.

August 11, 2021

The Board of Directors of IDEX Biometrics ASA

FINANCIAL REVIEW	FIRST HALF 2021

FINANCIAL REVIEW

Statements of profit and loss

For the second quarter ended June 30, 2021, IDEX Biometrics recorded consolidated revenue of $697 thousand, compared to $149 thousand for the second quarter of 2020, representing an increase of 368%. This revenue growth was the result of the current production-level shipments of sensor solutions to an important early-adopter implementing a global network access control solution based on our second-generation solution. Sequentially, revenue increased approximately 12% from the first quarter of 2021, reflecting the same customer shipment trends, including a sequential increase in pre-production level shipments of our third-generation solutions for payment cards.

For the first six months of 2021, the Company recorded consolidated revenue of $1.3 million, compared to $249 thousand for first six months of 2020, representing an increase of approximately 431%. This revenue growth was primarily the result of the shipments of sensor solutions for the access control application referenced above, which began in the third quarter of 2020.

Total operating expenses for the second quarter of 2021, inclusive of Purchases, net of inventory change, were $8.1 million, compared to $6.3 million for the second quarter of 2020, representing an increase of approximately 29%. Total operating expenses were flat sequentially from the first quarter of 2021. The year-over-year quarterly increase reflects the reinstatement, for the third quarter of 2020, of salary levels that had been reduced for the second quarter of 2020 as a cash conservation measure and share-based compensation expense associated with the award to employees of subscription rights and restricted shares during the third quarter of 2020.

Total operating expenses for the first six months of 2021, inclusive of Purchases, net of inventory change, were $16.2 million, compared to $12.6 million for the first six months of 2020, representing an increase of approximately 28%. The year-over-year six-month increase reflects the aforementioned salary reinstatement and increase in share-based compensation expense.

Purchases, net of inventory change, totaled $304 thousand for the second quarter of 2021, compared to $32 thousand for the second quarter of 2020, reflecting higher consumption of purchased raw materials and finished goods associated with increased product sales during the current quarter, in contrast to the delivery of engineering services during the first quarter of 2020. Production activities are outsourced. Sequentially, Purchases, net of inventory change, increased $84 thousand, representing an increase of 38%, reflecting a shift in the mix of products shipped during the second quarter.

Purchases, net of inventory change, totaled $524 thousand for the first six months of 2021, compared to $51 thousand for the first six months of 2020, again reflecting higher consumption of purchased raw materials and finished goods associated with increased product sales during the period.

FINANCIAL REVIEW	FIRST HALF 2021

Payroll expenses, the Company’s largest expense category, totaled $4.7 million for the second quarter of 2021, up from $3.5 million for the corresponding period of 2020, reflecting a higher current number of employees and the imposition of salary reductions during the second quarter of 2020.

Payroll expenses totaled $9.8 million for the first six months of 2021, in contrast to $8.2 million recorded for the first six months of 2020. The increase reflects a higher number of employees, the reinstatement of salary levels for the third quarter of 2020, and higher share-based compensation.

The number of employees totaled 99, 100, and 109 as of June 30, 2020, March 31, 2021, and June 30, 2021, respectively.

Share-based (non-cash) compensation expense totaled $558 thousand for the second quarter of 2021, in contrast to the $404 thousand recorded for the second quarter of 2020 and the $806 thousand recorded for the first quarter of 2021, which reflected the accrual of compensation expense for the Company’s employee stock purchase plan (ESPP) during the period.

Share-based (i.e., non-cash) compensation expense totaled $1.4 million for the first six months of 2021, in contrast to $917 thousand recorded for the first six months of 2020. The year-over-year increase is attributable to compensation expense associated with the aforementioned awards to employees of subscription rights and restricted shares, during the third quarter of 2020.

Research and development (R&D) expenses do not include the cost of employees engaged in R&D, but do reflect government grants made in support of R&D activities. R&D expenses, net of such government support, totaled $881 thousand for the second quarter of 2021, in contrast to $560 thousand for the second quarter of 2020 and $608 thousand for the first quarter of 2021. R&D expenses, net of government support, totaled $1.5 million for the first six months of 2021, in contrast to $1.1 million for the first six months of 2020.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $1.8 million for the second quarter of 2021, in contrast to $1.2 million for the second quarter of 2020. Other operating expenses totaled $1.8 million for the first quarter of 2021. Other operating expenses totaled $3.6 million for the first six months of 2021, in contrast to $2.4 million for the first six months of 2020. Year over year increases are associated with higher accounting and legal fees, the result of the Company’s listing of American Depositary Shares on the Nasdaq Capital Market, higher public and investor relations costs, and higher software costs, offset by lower travel-related expenses.

FINANCIAL REVIEW	FIRST HALF 2021

Amortization and depreciation charges2 totaled $460 thousand for the second quarter of 2021, in contrast to $421 thousand for the second quarter of 2020 and $454 thousand for the first quarter of 2021. Amortization and depreciation charges totaled $914 thousand for the first six months of 2021, in contrast to $850 thousand for the first six months of 2020. The increased level of depreciation charges is primarily associated with the Company’s investment in various laboratory equipment and engineering tools during 2020.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled income of $156 thousand for the second quarter of 2021, in contrast to the expense of $330 thousand recorded for the second quarter of 2020. Net financial items totaled expense of $56 thousand for the first quarter of 2021. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations.

The Company recorded no income tax expense for either the first or second quarter of 2021. An income tax benefit of $41 thousand was recorded for the second quarter of 2020. For the first six months of 2020, the Company recorded an income tax benefit of $142 thousand, reflecting tax credits in the U.S. and UK.

Net loss for the second quarter of 2021 totaled ($7.2 million), representing a loss per share of ($0.01), in contrast to ($6.4 million) for the second quarter of 2020, representing a loss per share of ($0.01), and ($7.5 million) for the first quarter of 2021, representing a loss per share of ($0.01).

Net loss for the first six months of 2021 totaled ($14.8 million), representing a loss per share of ($0.02), in contrast to ($12.7 million) for the first six months of 2020, representing a loss per share of ($0.02).

Cash Flows

The Company incurred an operating cash deficit of ($6.7 million) for the second quarter of 2021, in contrast to ($5.7 million) for the second quarter of 2020 and ($6.9 million) for the first quarter of 2021.

The operating cash deficit for the first six months of 2021 totaled ($13.6 million), in contrast to ($10.9 million) for the first six months of 2020.

Investing activities (i.e., capital expenditures) were not significant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights (i.e., stock options), net of payments associated with lease liabilities and debt obligations, totaled $79 thousand for the second quarter of 2021, in contrast to $10.1 million for the second quarter of 2020.

For the first six months of 2021, cash flow from financing activities totaled $25.6 million, in contrast to $9.4 million for the first six months of 2020. IDEX Biometrics completed private placement transactions with net proceeds of approximately $25.5 million, $8.0 million, and $10.0 million during the first quarter of 2021 (February 15, 2021), the fourth quarter of 2020 (November 9, 2020), and the second quarter of 2020 (May 11, 2020), respectively.

[2]

Under IFRS 16 Leases, leased assets are capitalized, with corresponding assets and liabilities recorded on the Company’s Consolidated statements of financial position. As the Company presents operational expenses based on the nature of such expenses, payments on lease obligations are not recorded as Other operating expenses, but as a combination of Depreciation of right-of-use assets (a component of Amortization and depreciation expenses) and Interest expenses on lease liabilities (a component of Financial items). The amount of cash lease payments made by the Company is reported in the Consolidated statements of cash flows as Payments on lease liabilities (a component of Financing activities).

FINANCIAL REVIEW	FIRST HALF 2021

The Company’s cash balance totaled $19.3 million as of June 30, 2021, in contrast to $11.4 million as of June 30, 2020, and $25.9 million as of March 31, 2021.

Financial position

The largest assets held on the Company’s Statement of financial position as of June 30, 2021, were cash of $19.3 million and acquired intangible assets of $3.2 million, representing 68% and 11% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs, the value of which generally are not recorded on the Statement of financial position, as, in management’s judgment, such value does not satisfy accounting criteria for capitalization. No development costs were capitalized during the six months ended June 30, 2021.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $2.1 million as of June 30, 2021, in contrast to $2.7 million as of June 30, 2020. Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $998 thousand as of June 30, 2021, in contrast to $676 thousand as of June 30, 2020, and $912 thousand as of March 31, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, meaning it does not manufacture the products it designs and sells. Inventory consists of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale).

As a result of significant and uncertain lead times across the electronics industry, the Company may hold historically high quantities of raw materials from time to time to satisfy expected demand. Similarly, given recent uncertainties associated with wafer foundry capacity and contract manufacturer scheduling, the Company has and may continue to opportunistically order raw materials and carry relatively large quantities of finished goods so that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, management does not believe such large quantities of inventory represent, for the foreseeable future, a material risk to the Company’s financial position.

Customer accounts receivable totaled $724 thousand as of June 30, 2021, in contrast to $150 thousand as of June 30, 2020, and $537 thousand as of March 31, 2021. The increase in accounts receivable was the result of increased product shipments during the first six months of 2021. All customer accounts were current as of June 30, 2021.

FINANCIAL REVIEW	FIRST HALF 2021

Total short-term liabilities totaled $3.2 million as of June 30, 2021, compared to $4.2 million as of June 30, 2020, and $3.8 million as of March 31, 2021. Quarterly variations in short-term liabilities are the result of activity levels (e.g., increased accounts payable levels associated with higher purchases of inventories) and the timing of expense accruals and the settlement of obligations.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $3.7 million as of June 30, 2021, in contrast to $2.4 million as of June 30, 2020, and $3.8 million as of March 31, 2021. Should revenue increase in the foreseeable future, as management anticipates, net working capital will increase, as levels of inventory and customer accounts receivable, partially offset by an increase in trade accounts payable, likely will rise with such an increase in revenue.

Equity totaled $25.0 million as of June 30, 2020, in contrast to $15.2 million as of June 30, 2020, and $31.5 million as of March 31, 2021. The net increase year-over-year was primarily the result of the issuance of shares associated with the Company’s two private placements during the period, offset by the net losses recorded for the four quarters.

In connection with its 2020 Annual Report, IDEX Biometrics reclassified $210.3 million of Retained losses against Paid-in capital. Total equity was not affected by the reclassification. The 2020 Annual Report was approved by the Company’s shareholders at the 2021 Annual General Meeting.

As of June 30, 2021, the Company had no debt to financial institutions or lenders.

Liquidity

The Company incurred an operating cash deficit of ($6.7 million) for the second quarter of 2021, in contrast to ($5.7 million) for the second quarter of 2020 and ($6.9 million) for the first quarter of 2021. The operating cash deficit for the first six months of 2021 totaled ($13.6 million), in contrast to ($10.9 million) for the first six months of 2020.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, and disbursements to vendors.

The Company incurred capital expenditures of $39 thousand for the second quarter of 2021, in contrast to capital expenditures of $18 thousand for the second quarter of 2020 and $70 thousand for the first quarter of 2021.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $18.8 million as of June 30, 2021, in contrast to $9.0 million as of June 30, 2020, and $25.0 million as of March 31, 2021.

FINANCIAL REVIEW	FIRST HALF 2021

U.S. regulatory matters

On February 26, 2021, the Company’s securities registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (SEC). This filing was associated with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) on the Nasdaq Capital Market.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The Company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds. As of June 30, 2021, the Company met the criteria to remain considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants. Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities. Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter, which, for the Company, is June 30, 2021. To maintain such status, a majority of the Company’s voting securities must be either directly or indirectly owned of record by non-residents of the U.S., or the following criteria must be met: (i) a majority of the Company’s executive officers or directors cannot be U.S. citizens or residents; (ii) more than 50% of the Company’s assets must be located outside the U.S.; and (iii) the Company’s business must be administered principally outside the U.S. As of June 30, 2021, the Company met the criteria to remain considered a foreign private issuer.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

INTERIM CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Quarters		First six months		Full year
Amounts in USD 1,000	Note	Q2 2021	Q2 2020	2021	2020	2020
Operating revenue
Product revenue	4	696	121	1,319	174	1,013
Service revenue	4	1	28	2	75	82

Total revenue		697	149	1,321	249	1,095

Operating expenses
Purchases, net of inventory change		304	32	524	51	275
Payroll expenses	5	4,682	3,515	9,783	8,192	17,672
Research and development expenses	6	881	1,070	1,489	1,110	1,895
Other operating expenses	7	1,763	1,218	3,476	2,409	5,936
Amortization and depreciation	8	460	421	914	850	1,719

Total operating expenses		8,090	6,256	16,186	12,612	27,497

Loss from operations		(7,393)	(6,107)	(14,865)	(12,363)	(26,402)

Financial income	9	165		120	19	26
Financial cost	9	(9)	(330)	(20)	(513)	(477)

Loss before tax		(7,236)	(6,437)	(14,765)	(12,857)	(26,853)

Income tax benefit (expense)	10	—	41	—	142	99

Net loss for the period		(7,236)	(6,396)	(14,765)	(12,715)	(26,754)

Loss per share, basic and diluted (USD)	11	(0.01)	(0.01)	(0.02)	(0.02)	(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		First six months		Full year
Amounts in USD 1,000	Q2 2021	Q2 2020	2021	2020	2020
Net loss for the period	(7,236)	(6,396)	(14,765)	(12,715)	(26,754)
Foreign currency translation differences	(60)	(1,339)	(151)	(760)	670

Total comprehensive income (loss) for the period, net of tax	(7,296)	(7,735)	(14,916)	(13,475)	(26,084)

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in USD 1,000	Note	June 30, 2021	June 30, 2020	December 31, 2020
Assets
Non-current assets
Goodwill		968	848	968
Intangible assets		2,204	2,160	2,442

Total intangible assets		3,172	3,008	3,410

Property, plant and equipment		1,524	1,710	1,667
Right-of-use assets		604	1,022	1,016
Non-current receivables		79	124	75

Total non-current assets	8	5,379	5,864	6,168

Current assets
Inventory	13	998	676	859
Trade receivables		724	150	487
Prepaid expenses		869	688	1,031
Other current receivables		1,103	929	1,163
Cash and cash equivalents		19,255	11,401	7,298

Total current assets		22,949	13,844	10,838

Total assets		28,328	19,708	17,006

Equity and liabilities
Equity
Share capital		18,787	16,435	17,251
Share premium		28,132	206,637	3,608
Other paid-in capital		20,028	16,782	18,664

Total paid-in capital	12	66,947	239,854	39,523
Foreign currency translation effects		(12,473)	(13,752)	(12,322)
Accumulated loss		(29,452)	(210,898)	(14,687)

Total equity		25,022	15,204	12,514

Non-current liabilities
Non-current lease liabilities		150	352	327

Total non-current liabilities		150	352	327

Current liabilities
Accounts payable		995	975	631
Income tax payable		—	97	—
Current lease liabilities		486	698	731
Public duties payable		310	549	320
Other current liabilities		1,365	1,833	2,483

Total current liabilities		3,156	4,152	4,165

Total liabilities		3,306	4,504	4,492

Total equity and liabilities		28,328	19,708	17,006

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 1,000	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15: Share issue	12	1,485	24,070				25,555
Mar 10: Share issue (SR exercise)	12	5	20				25
May 12: Share issue (board renum.)	5,7,12	10					10
Employee Share Purchase Program	5,7,12	36	434				470
Share-based compensation	5,7,12			1,364			1,364
Loss for the period						(14,765)	(14,765)
Other comprehensive income					(151)		(151)

Balance at June 30, 2021		18,787	28,132	20,028	(12,473)	(29,452)	25,022

Balance at January 1, 2020		15,445	197,639	15,903	(12,992)	(198,183)	17,812
Share issue May 11th	12	983	8,998				9,981
Share issue May 29th	5,7,12	7		39			46
Share-based compensation	5,7,12			840			840
Loss for the period						(12,715)	(12,715)
Other comprehensive income					(760)		(760)

Balance at June 30, 2020		16,435	206,637	16,782	(13,752)	(210,898)	15,204

Balance at January 1, 2020		15,445	197,639	15,903	(12,992)	(198,183)	17,812
Share issue 11 May	12	983	8,985				9,968
Share issue 29 May (board remun.)	5,7,12	7		39			46
Share issue 1 July (compstn.)	5,7,12	70		615			685
Share issue 9 November	12	746	7,234				7,980
Employee Share Purchase Program	5,7,12			52			52
Share-based compensation	5,7,12			2,055			2,055
Loss for the year						(26,754)	(26,754)
Allocation of Share Premium			(210,250)			210,250
Other comprehensive income					670		670

Balance at December 31, 2020		17,251	3,608	18,664	(12,322)	(14,687)	12,514

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarters		First six months		Full year
Amounts in USD 1,000	Note	Q2 2021	Q2 2020	2021	2020	2020
Operating activities
Profit (loss) before tax		(7,236)	(6,436)	(14,765)	(12,857)	(26,853)
Amortization and depreciation expense	8	460	422	914	850	1,719
Share-based compensation expense		558	404	1,364	917	2,755
Change in inventories		(87)	(42)	(139)	(58)	(139)
Change in accounts receivables		(186)	(63)	(236)	(122)	(414)
Change in accounts payable		402	329	363	546	141
Change in other working capital items		(653)	(695)	(900)	(682)	(618)
Other operating activities		59	325	(159)	522	579
Interest expense	9	(2)	—	(7)	(20)	(27)
Change in income taxes		—	43	—	27	(437)

Net cash flow from operating activities		(6,685)	(5,713)	(13,565)	(10,877)	(23,294)

Investing activities
Purchases of property, plant and equipment	8	(39)	(18)	(109)	(40)	(152)
Payments on non-current receivables		—	19	(4)	19	75
Interest received	9	3	—	7	19	26

Net cash flow used in investing activities		(36)	1	(106)	(2)	(232)

Financing activities
Net proceeds from issue of shares		295	10,251	26,050	10,249	18,731
Payments on lease liabilities	8	(216)	(200)	(431)	(392)	(793)
Payment related to a financed asset purchase		—	—	—	(500)	(500)

Net cash flow from financing activities		79	10,051	25,619	9,357	17,438

Net change in cash and cash equivalents		(6,642)	4,339	11,948	(1,522)	(6,088)

Effect of foreign exchange rate changes		5	61	9	(1,203)	(740)
Opening cash and cash equivalents balance		25,892	7,001	7,298	14,126	14,126

Cash and cash equivalents at period end		19,255	11,401	19,255	11,401	7,298

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL

STATEMENTS

1	The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company’s shares are listed on the Oslo Børs, the stock exchange in Oslo, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 ordinary shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and the People’s Republic of China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2	Basis of preparation and accounting policies

These Consolidated interim financial statements for the three- and six-month periods ended June 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2020. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements. See note 3.

These interim financial statements and the accompanying report were approved by the Board of Directors on August 11, 2021.

3	Risks

It is the duty of the Board of Directors to present the principal risks facing IDEX in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

The Company’s assets primarily consist of cash, working capital, and intangible assets. As of June 30, 2021, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During the second quarter of 2021, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. The delays did not reduce second quarter revenue, but continued supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as anticipated.

COVID-19 RISK:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term customer delays in 2020, including the temporary postponement of contract-related activities (e.g., the start date of certain biometric card pilots).

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. During the second quarter of 2021, many restrictions on interpersonal contact, workplace access, and travel were relaxed or terminated. However, as of the date of this report, the emergence of the “Delta” variant of the COVID-19 virus has caused authorities worldwide to reconsider steps to limit the spread of this more contagious strain of the virus. Should governments in the countries in which IDEX Biometrics operates reimpose restrictions on interpersonal contact, workplace access, and travel, it may experience reduced productivity, and customers and potential customers may delay orders.

4	Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable as of June 30, 2021, June 30, 2020, and December 30, 2020 were $724 thousand, $150 thousand, and $487 thousand, respectively. There were no contract asset or contract liability balances at any of these three dates.

	Quarters		First Six Months		Full year
Amounts in USD 1,000	Q2 2021	Q2 2020	2021	2020	2020
EMEA	686	117	1,298	145	952
Americas	—	1	—	3	5
Asia-Pacific	10	3	21	26	56

Product revenue	696	121	1,319	174	1,013

EMEA	1	1	2	1	2
Americas	—	28	—	75	77
Asia-Pacific	—	(1)	—	(1)	3

Service revenue	1	28	2	75	82

Total revenue	697	149	1,321	249	1,095

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

5	Payroll expenses

	Quarters		First Six Months		Full year
Amounts in USD 1,000	Q2 2021	Q2 2020	2021	2020	2020
Salary, payroll tax, benefits, other	4,124	3,111	8,419	7,275	14,917
Share-based compensation	558	404	1,364	917	2,755

Payroll expenses	4,682	3,515	9,783	8,192	17,672

Payroll expenses consist of costs for direct employees of the Company. Contractors are classified to Research and development costs or Other expenses as applicable.

The table below sets forth the number of employees, defined as full-time equivalents, by their function.

Full- time equivalents (FTEs) by function	June 30, 2021	June 30, 2020	December 31, 2020
Supply chain and distribution	2	2	2
Research and development	78	74	72
Marketing and sales	8	8	8
General and administrative	9	8	7

Total FTEs (excluding contractors)	97	92	89

Under IFRS, the presentation format of the Consolidated statement of profit and loss is not prescribed. Since the Company was established, management has elected to present operating expenses by their nature, in contrast to their function. Accordingly, Payroll expenses, as presented, includes the compensation and benefit costs for all employees. Purchases, net of inventory change, as presented, does not include the cost of personnel engaged in supply chain and distribution activities, Research and development expenses, as presented, does not include the cost of personnel assigned to departments engaged in research and development activities, and Other operating expenses, as presented, does not include the cost of personnel assigned to marketing, sales, general, and administrative activities.

6	Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		First Six Months		Full Year
Amounts in USD 1,000	Q2 2021	Q2 2020	2021	2020	2020
Gross R&D expenses	881	1,479	1,489	2,312	4,196
Government grants credited to cost		(560)		(1,353)	(2,301)

Net R&D expenses	881	919	1,489	959	1,895

In 2020, the Company claimed research and development tax relief in the UK relating to activities in 2017, 2018, and 2019. UK tax relief is recorded as grants and credited to Research and development expenses. Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Accordingly, the Norwegian Skattefunn grants are recorded in the fourth quarter each year.

7	Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during the first six months of 2021, resulting in charges of $172 thousand. The services include work related to the private placement of shares completed in February 2021. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

Lawrence Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a formal agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8	Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total long- term assets
Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions			110	79	1	190
Depreciation and impairment losses		(238)	(254)	(421)		(913)
Effects of changes in foreign currency			1	(70)	3	(66)

Balance at June 30, 2021	968	2,204	1,524	604	79	5,379

Balance at January 1, 2020	941	2,605	2,013	1,375	152	7,086
Additions			40	104		144
Disposals and retirements at cost			(37)		(19)	(56)
Depreciation and impairment losses		(187)	(270)	(393)		(850)
Depreciation on disposed and retired assets			37			37
Effects of changes in foreign currency	(93)	(258)	(73)	(64)	(9)	(497)

Balance at June 30, 2020	848	2,160	1,710	1,022	124	5,864

Balance at January 1, 2020	941	2,605	2,013	1,375	152	7,086
Additions		198	154	427		779
Settlements					(62)	(63)
Depreciation and impairment losses		(436)	(468)	(814)		(1,719)
Depreciation on disposed and retired assets			(109)			(109)
Effects of changes in foreign currency	27	75	77	28	(15)	194

Balance at December 31, 2020	968	2,442	1,667	1,016	75	6,168

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit and assessed its goodwill as of June 30, 2021. No impairment charge was made.

9	Financial items

	Quarters		First Six Months		Full year
Amounts in USD 1,000	Q2 2021	Q2 2020	2021	2020	2020
Interest income	2		7	19	26
Currency exchange gain	163		113
Total financial income	165		120	19	26

Interest expenses on lease liabilities	9	13	20	26	63
Currency exchange loss		317		487	414
Total financial expense	9	330	20	513	477

Net financial items	156	(330)	100	(494)	(451)

10	Income tax expense

As of December 31, 2020, the Company had accumulated tax losses of $226.0 million. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

11	Profit (Loss) per share

	First Six Months		Full year
	2021	2020	2020
Profit (loss) attributable to the shareholders (USD 1,000)	(14,831)	(12,715)	(26,754)
Weighted average basic number of shares	893,994,292	736,017,382	767,069,645
Weighted average diluted number of shares	915,258,202	742,633,880	773,393,062

Profit (loss) per share, basic and diluted	USD (0.02)	USD (0.02)	USD (0.03)

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

12	Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at January 1, 2021	56,344,093	832,146,748
Feb 15: Share issue		83,214,674
Mar 10: Share issue		298,884
May 12: Issued shares in lieu of board remuneration		535,583
Employee Stock Purchase Plan		2,032,821
Granted incentive subscription rights	3,934,300
Exercised incentive subscription rights	(246,734)
Expired/forfeited incentive subscription rights	(1,141,497)

Balance at June 30, 2021	58,890,162	918,228,710

Balance at January 1, 2020	52,875,043	717,988,732
May 11: Share issue		65,341,413
May 29: Issued shares in lieu of board remuneration		441,982
Granted incentive subscription rights	5,899,800
Expired/forfeited incentive subscription rights	(4,161,750)

Balance at June 30, 2020	54,613,093	783,772,127

Balance at January 1, 2020	52,875,043	717,988,732
May 11: Share issue		65,341,413
May 29: Issued shares in lieu of board remuneration		441,982
July 1: Issued shares in lieu of cash compensation		4,318,523
November 9: Share issue		42,528,181
Employee Stock Purchase Plan		1,527,917
Granted incentive subscription rights	10,452,000
Exercised incentive subscription rights	(52,150)
Expired/forfeited incentive subscription rights	(6,930,800)

Balance at December 31, 2020	56,344,093	832,146,748

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of ordinary shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, beginning on the first anniversary of the AGM at which the program was approved, and the grant expires on the fifth anniversary of such AGM. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on June 30, 2021 was NOK 1.71 per share.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

The fair value at grant date of a subscription right awarded to an employee is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

Since September 1, 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Historically, employees made payroll contributions to the ESPP over the course of three-month contribution periods, after which they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the offering period. On March 1, 2021, employees acquired 1,060,179 shares at NOK 1.83 per share. On June 1, 2021, employees acquired 972,642 shares at NOK 2.08 per share. At the 2021 AGM, shareholders approved the amendment of the ESPP to extend the contribution period to six months, effective with the period beginning September 1, 2021.

13	Inventory

Amounts in USD 1,000	June 30, 2021			June 30, 2020			December 31, 2020
	Cost	Reserves	Net	Cost	Reserves	Net	Cost	Reserves	Net
Raw Materials	497		497	708	(455)	253	460	(114)	346
Work in progress	123		123	53		53	25		25
Finished Goods	393	(15)	378	799	(429)	370	588	(100)	488

Total Inventory	1,013	(15)	998	1,560	(884)	676	1,073	(214)	859

Inventory, consisting of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of June 30, 2021, the Company maintained an inventory reserve of $15 thousand, reflecting disposals of previously reserved inventory during the prior year.

14	Events after the balance sheet date

The board of directors resolved on August 11, 2021 to issue 8,880,100 incentive subscription rights to 103 new and continuing employees and individual contractors of IDEX Biometrics. The grant was made under the Company’s 2021 Subscription rights plan. The exercise price of the subscription rights is NOK 2.40 per share, they vest by 25% per year, and they will expire on May 15, 2026. Following the grants, there are 67,770,262 subscription rights outstanding.

There have been no events between June 30, 2021, and the approval of these interim financial statements by the Board of Directors that have had any material impact on IDEX’s results for the second quarter of 2021 or the value of the Company’s assets and liabilities as of June 30, 2021.

FINANCIAL STATEMENTS AND NOTES	FIRST HALF 2021

RESPONSIBILITY STATEMENT

The Board of Directors and the Chief Executive Officer have today reviewed and approved the IDEX Biometrics ASA consolidated unaudited interim condensed financial statements as of June 30, 2021.

To the best of our knowledge, we confirm the following:

•

The interim condensed consolidated financial statements with notes for the first half of 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting and additional disclosure requirements as stated in the Norwegian Securities Trading Act section 5-6.

•

The interim condensed consolidated financial statements for the first half calendar year of 2021 give a true and fair view of the Company’s assets, liabilities, financial position, and results for the period viewed in their entirety.

•

The report from the Board of Directors issued in concert with these condensed financial statements gives a true and fair view of the development, performance, and financial position of the Company, and a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements.

•	A description of the principal risks and uncertainties for the remaining six months of the financial year have been disclosed in note 3 to the financial statements.

•	Major related party transactions have been disclosed in note 7 to the financial statements.

•	The report from the Board of Directors has been prepared in accordance with the Norwegian accounting act and generally accepted accounting practice in Norway.

August 11, 2021

The Board of Directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Davis
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Annika Olsson	/s/ Thomas M. Quindlen
Board member	Board member	Board member

/s/ Stephen A. Skaggs		/s/ Vincent Graziani
Board member		Chief Executive Officer

Be part of the fingerprint authentication revolution Investor relations contacts Marianne Be, Investor Relations E-mail: marianne.boe@idexbiometrics.com Tel: + 47 9180 0186 Brett Perry, U.S. Investor Relations E-mail: bperry@sheltongroup.com Tel: +1 214 272 0070 Jamie Simms, Chief Financial Officer E-mail: jamie.simms@idexbiometrics.com Tel: +1 978 319 5372 General Enquiries E-mail: mailbox@idexbiometrics.com Follow us and join the conversation www.idexbiometrics.com twitter.com/idexbiometrics linkedin.com/company/idexbiometrics